Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  October 23, 2019

 THOMSON REUTERS STREETEVENTS  EDITED TRANSCRIPTUTX - Q3 2019 United Technologies Corp Earnings Call  EVENT DATE/TIME: OCTOBER 22, 2019 / 12:30PM GMT  OVERVIEW:Co. reported 3Q19 reported sales of $19.5b and GAAP EPS of $1.33. Expects 2019 total reported sales to be $76.0-76.5b and adjusted EPS to be $8.05-8.15.

OCTOBER 22, 2019 / 12:30PM, UTX - Q3 2019 United Technologies Corp Earnings Call

CORPORATE PARTICIPANTS

Akhil Johri *United Technologies Corporation - Executive VP & CFO*

Carroll Lane *United Technologies Corporation - VP of IR*

Gregory J. Hayes *United Technologies Corporation - Chairman, CEO & President*

CONFERENCE CALL PARTICIPANTS

Carter Copeland *Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense*

Charles Stephen Tusa *JP Morgan Chase & Co, Research Division - MD*

Douglas Stuart Harned *Sanford C. Bernstein & Co., LLC., Research Division - SVP and Senior Analyst*

Jeffrey Todd Sprague *Vertical Research Partners, LLC - Founder and Managing Partner*

Julian C.H. Mitchell *Barclays Bank PLC, Research Division - Research Analyst*

Kristine Tan Liwag *BofA Merrill Lynch, Research Division - VP*

Nigel Edward Coe *Wolfe Research, LLC - MD & Senior Research Analyst*

Peter J. Arment *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst*

Rajeev Lalwani *Morgan Stanley, Research Division - Executive Director*

Robert Michael Spingarn *Crédit Suisse AG, Research Division - Aerospace and Defense Analyst*

Sheila Karin Kahyaoglu *Jefferies LLC, Research Division - Equity Analyst*

PRESENTATION

Operator

Good morning, and welcome to the United Technologies Third Quarter 2019 Earnings Conference Call. On the call today are Greg Hayes, Chairman and Chief Executive Officer; Akhil Johri, Executive Vice President and Chief Financial Officer; and Carroll Lane, Vice President, Investor Relations. This call is being carried live on the Internet, and there is a presentation available for download from UTC's website at www.utc.com.

Please note, except where otherwise noted, the company will speak to results from continuing operations, excluding restructuring costs and other significant items of a nonrecurring and/or nonoperational nature, often referred to by management as other significant items. The company also reminds listeners that the earnings and cash flow expectations and any other forward-looking statements provided on this call are subject to risks and uncertainties. UTC's SEC filings, including its Forms 10-Q and 10-K, provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. In addition, in connection with the proposed Raytheon merger to be discussed today, UTC has filed with the SEC a registration statement, which includes a prospectus of UTC and a joint proxy statement of UTC and Raytheon that contains important information about UTC, Raytheon, the merger and related matters.

(Operator Instructions)

Please go ahead, Mr. Hayes.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO & President*

***

OCTOBER 22, 2019 / 12:30PM, UTX - Q3 2019 United Technologies Corp Earnings Call    Maybe just a second on the spins. We continue to make good progress on day 1 operational readiness and the public company management teams are now largely in place. As I said last month, we continue to target April 1st as the spin date for both businesses. That is, of course subject, to the timing of the tax rulings from the U.S. and Canada, which we continue to expect to receive by year-end or shortly thereafter. However, no surprises with the portfolio separation, we remain on track. Finally, earlier this month, we are very pleased that both UTC and Raytheon share owners overwhelmingly approved the combination of our aerospace business and Raytheon. We're going to continue to work closely with regulators for approvals required for the transactions, and we're making good progress on forming the management teams for Raytheon Technologies. No surprises so far, which is really the good news. I remain very excited about the opportunity the merger is going to create for a best-in-class, technology-driven global aerospace and defense system provider, and we continue to expect the transaction to close shortly following the completion of the portfolio separations.***Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentIf you think about the Raytheon side, again, the thing that most excites, I think, Dr. Kennedy and myself about the merger is the technology. And the fact is Raytheon has premier technology in cyber that is primarily dedicated to DoD and the military customer. We see an opportunity to take that cyber capability and move it into the commercial aerospace arena, which today Raytheon would not have a channel to do that. The same in terms of coordinating on the new air traffic control system with a shared GPS mixed -- or married up -- with Raytheon radars to allow airplanes to      DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.©2019, Thomson Reuters. All Rights Reserved.    OCTOBER 22, 2019 / 12:30PM, UTX - Q3 2019 United Technologies Corp Earnings Call  fly much closer together in air space than would be allowed today. We're going to have to do that if we're going to see this air traffic growth that we expect in the U.S. And I think again those are the types of big synergy opportunities. And there will be others, some of it will be in the ISR space, some of it will be in the material space as we think about hypersonics and other new defense technologies. But again, they don't happen overnight, but what was encouraging about the Rockwell Collins synergies as the guys are out there and they're incentivized to find these things and Kelly Ortberg and team are driving these everyday, and we'll have the same type of organization at the new Raytheon Technologies to drive these technology synergies and revenue synergies near term.***

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on September 9, 2019, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02451, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.